UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 3, 2023

Infinity Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-31141	33-0655706
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Massachusetts Avenue, Floor 4, Cambridge, MA	02138
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 453-1000

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	INFI	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on February 22, 2023, Infinity Pharmaceuticals, Inc., a Delaware corporation (“Infinity” or the “Company”), MEI Pharma, Inc., a Delaware corporation (“MEI”), and Meadow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of MEI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Infinity, with Infinity continuing as a wholly owned subsidiary of MEI and the surviving corporation of the merger (the “Merger”).

In connection with the Merger, MEI filed with the Securities and Exchange Commission (the “SEC”) a definitive joint proxy statement of MEI and Infinity that also constitutes a prospectus of MEI, dated June 6, 2023 (the “Prospectus”), which MEI and Infinity commenced mailing to stockholders of MEI and stockholders of Infinity on or about June 9, 2023. Set forth below are supplemental disclosures relating to the Merger.

Supplemental Disclosure

On May 3, 2023, Robert Childress, a purported stockholder of Infinity, filed a complaint in the United States District Court for the Southern District of New York, captioned Childress v. Infinity Pharmaceuticals, Inc., Case No. 1:23-cv-03715 (“Childress Complaint”).  On June 15, 2023, Michael Kent, a purported stockholder of Infinity, filed a complaint in the United States District Court for the District of Delaware, captioned Kent v. Infinity Pharmaceuticals, Inc., Case No. 1:23-cv-00658-UNA (the “Kent Complaint”).  The Childress and Kent Complaints assert claims against Infinity and members of its Board under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9 thereunder based upon alleged misleading statements and omissions in the Prospectus.  On June 16, 2023, a purported MEI stockholder filed a complaint in the Court of Chancery of the State of Delaware against MEI and the members of its Board, captioned Adam Franchi v. MEI Pharma, Inc., Case No. 2023-0626-NAC (Del. Ch.) (the “Franchi Complaint” and, together with the Childress and Kent Complaints, the “Complaints”).  The Franchi Complaint asserts a claim on behalf of a putative class of MEI stockholders for breaches of fiduciary duty based upon allegations that the Prospectus omitted material information regarding MEI’s financial projections and Torreya’s financial analyses.  The Complaints seek relief including an injunction against consummation of the Merger and/or an award of damages if the Merger is completed, and attorneys’ fees and costs.  In addition, as of the date of this Prospectus Supplement, 12 purported Infinity stockholders sent letters to Infinity and one purported MEI stockholder sent a letter to MEI alleging similar deficiencies in the Prospectus (collectively, the “Demand Letters”).

MEI and Infinity believe that the Prospectus complies fully with all applicable law and that the allegations in the Complaints and the Demand Letters are without merit. Additional lawsuits arising out of the Merger may be filed in the future. No assurances can be made as to the outcome of such lawsuits, the Complaint or the Demand Letters.

MEI and Infinity do not believe, with respect to the Complaint or Demand Letters, that supplemental disclosures are required or necessary under applicable laws or that any information contained herein is material. However, solely to moot the unmeritorious disclosure claims and minimize the risk, costs, burden, nuisance and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, MEI and Infinity are electing to make the supplemental disclosures to the Prospectus set forth below in response to the Complaint and Demand Letters. These supplemental disclosures should be read in conjunction with, and incorporated by reference into, the Prospectus.  MEI and Infinity deny the allegations in the Complaint and Demand Letters, and denies any violation of law.  MEI and Infinity believe that the Prospectus disclosed all material information required to be disclosed therein, and denies that the supplemental disclosures are material or are otherwise required to be disclosed. Nothing in the supplemental disclosures should be deemed an admission of the legal necessity or materiality of any supplemental disclosures under applicable laws.

SUPPLEMENT TO PROSPECTUS

This supplemental information should be read in conjunction with the Prospectus, which should be read in its entirety, including but not limited to the “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA” at pages 1-2 and the additional cautionary statements under the heading “THE MERGER—Summary of Certain MEI Unaudited Prospective Financial Information” at pages 153-154 of the Prospectus. Page references herein are to the pages in the Prospectus, and defined terms used but not defined herein have the meanings set forth in the Prospectus. Without admitting in any way that the disclosures below are material or otherwise required by law, MEI and Infinity make the following amended and supplemental disclosures. For clarity, new text within the amended or amended and restated portions of the Prospectus is highlighted with bold, underlined text and deleted text is denoted with a strikethrough.

The section of the Prospectus entitled “The Merger” is amended and supplemented as follows:

Under the heading “THE MERGER—Background of the Merger,” the last paragraph on page 124 is amended and restated as follows (with new text in bold underline):

On October 4, 2022, Infinity and MEI entered into a mutual confidential disclosure agreement to enable discussions and the exchange of business and technical diligence materials on a confidential basis. No confidential disclosure agreement entered into by Infinity or MEI with respect to a potential acquisition of, or business combination or strategic relationship with, Infinity or MEI, as applicable, including the mutual confidential disclosure agreement between Infinity and MEI, contains any standstill provision, and each such mutual confidential disclosure agreement otherwise contained customary terms. In October and November 2022, representatives of Infinity and MEI had numerous preliminary discussions about a potential transaction and conducted due diligence of each other’s programs and businesses. MEI’s due diligence of Infinity primarily focused on Infinity’s strategic fit for a potential business combination transaction with MEI, including the focus of each on oncology and domain knowledge of each in kinase biology and tumor inhibition, and particularly Infinity’s clinical-stage product candidate, eganelisib, including potential commercial opportunities for eganelisib in conjunction with MEI’s internal pipeline strategy with respect to MEI’s existing pipeline programs. MEI’s due diligence of Infinity also focused on the potential for the two organizations’ culture fit. Infinity’s due diligence of MEI primarily focused on assessing whether MEI would have sufficient cash resources to enable continued development of eganelisib after completion of a business combination and a review of MEI’s existing pipeline programs as well as the two organizations’ culture fit.

Under the heading “THE MERGER—Background of the Merger,” the first full paragraph on page 125 is amended and restated as follows (with new text in bold underline):

On October 19, 2022, Ms. Perkins and Dr. Gold had an initial conversation regarding the possible management of the combined company, including potential benefits of having MEI’s Chief Operating Officer, David Urso, for the role of chief executive officer of the combined company, and Robert Ilaria Jr., Infinity’s chief medical officer, and Stéphane Peluso, Infinity’s chief scientific officer, continue in their respective roles as chief medical officer and chief scientific officer for the combined company. The parties agreed that the composition of the potential management team would need to be reviewed by each company’s board of directors in the context of the overall organization size and structure as well as the final development pipeline of the combined company.

Under the heading “THE MERGER—Background of the Merger,” the sixth full paragraph on page 128 is amended and restated as follows (with new text in bold underline):

On November 30, 2022, MEI responded to the November 21 Proposal with a counterproposal (the “November 30 Proposal”) that increased the MEI’s stockholders’ post-transaction ownership of the combined company to 60% of the shares of the combined company on a fully diluted basis and proposed changes to the terms related to the governance and leadership structure of the transaction to provide that (i) the size of the board of directors of the combined company be increased to eight members, with the additional member to be designated by MEI, and (ii) the chief executive officer of the combined company be designated by MEI subject to Infinity consent prior to the signing of a definitive merger agreement and be included as one of MEI’s designees on the board of directors of the combined company. The exchange ratios proposed by Infinity and MEI in the November 21 Proposal, November 30 Proposal and each subsequent proposal exchanged between the parties were not subject to any adjustment based on changes to either Infinity’s or MEI’s stock price, consistent with the methodologies, which were not solely focused on each company’s stock. that the parties and their respective financial advisors used to analyze the valuations of the two companies.

Under the heading “THE MERGER—Background of the Merger,” the sixth paragraph on page 136 is amended and restated as follows (with new text in bold underline):

Between February 15, 2023 and the afternoon of February 22, 2023, MEI, through Morgan Lewis, and Infinity, through WilmerHale, continued to engage in ongoing negotiations of various definitive transaction documents, including the merger agreement and other ancillary documents.  In addition, Infinity, with input from MEI, negotiated the key terms of retention arrangements for certain members of the Infinity management team.  The Infinity Retention Agreements are described in greater detail in the section titled “Interests of Infinity Directors and Executive Officers in the Merger - Infinity Change in Control Severance Payments in Connection with the Merger - Infinity Retention and Severance Protection Agreements” beginning on page 170 of this joint proxy statement/prospectus.

Under the heading “THE MERGER—Opinion of MEI Financial Advisor—Discounted Cash Flow Analysis,” the second sentence of the third paragraph on page 150 is amended and restated as follows (with new text in bold underline):

The discount rate was supported by a cost of equity calculation using the Capital Asset Pricing Model and information derived from the selected public companies in the biotechnology industry, as well as Torreya’s professional judgment and knowledge and expertise in the biotechnology sector.

Under the heading “THE MERGER—Opinion of MEI Financial Advisor—Miscellaneous,” the last paragraph on page 152 is amended and restated as follows (with new text in bold underline):

Other than work associated with this transaction, during the two years preceding the date of the Torreya Opinion, Torreya has not been engaged to provide financial advisory services or other services to MEI or Infinity, and Torreya has not received any compensation from MEI or Infinity during such period.

Under the heading “THE MERGER—Summary of Certain MEI Unaudited Prospective Financial Information,” the first sentence of the fourth paragraph on page 154 is amended and restated as follows (with new text in bold underline):

Certain of the measures included in the MEI Projections may be considered non-GAAP financial measures, including EBIT, free cash flow, and risk-adjusted free cash flow.

Under the heading “THE MERGER—Summary of Certain MEI Unaudited Prospective Financial Information—Summary of the MEI Projections,” the table on page 155 is amended and restated as follows (with new text in bold underline):

(in $mm)	2023	E	2024	E	2025	E	2026	E	2027	E	2028	E	2029	E	2030	E	2031	E	2032	E	2033	E	2034	E	2035	E	2036	E	2037	E	2038	E	2039	E
Revenue
Voruciclib-CLL	—		—		—		—		—		—		—		—		—		$165		$366		$587		$780		$895		$924		$955		$164
ME-344	—		—		—		—		—		$175		$331		$443		$503		$527		$551		$577		$603		$631		$53		$3		$3
Zandelisib JP Royalty	—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—
Total Revenue	—		—		—		—		—		$175		$331		$443		$503		$692		$917		$1,164		$1,383		$1,526		$977		$957		$167
Gross Profit
Voruciclib-CLL	—		—		—		—		—		—		—		—		—		$153		$337		$538		$712		$816		$843		$870		$152
ME-344	—		—		—		—		—		$171		$322		$431		$490		$513		$537		$562		$588		$615		$51		$3		$3
Zandelisib JP Royalty	—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—
Total Gross Profit	—		—		—		—		—		$171		$322		$431		$490		$665		$873		$1,100		$1,300		$1,431		$894		$873		$155
EBIT	$(53)		$(60)		$(79)		$(110)		$(148)		$(25)		$144		$260		$292		$407		$620		$829		$1,085		$1,230		$776		$782		$119
FCF	$(53)		$(60)		$(79)		$(110)		$(148)		$(42)		$122		$238		$273		$314		$467		$630		$835		$957		$668		$620		$173
Risk-Adjusted FCF	$(53)		$(36)		$(40)		$(31)		$(42)		$(14)		$6		$21		$20		$40		$59		$79		$105		$121		$84		$78		$22

Under the heading “THE MERGER—Summary of Certain MEI Unaudited Prospective Financial Information—Summary of the MEI Projections,” the following text is added after the table on page 155 (with new text in bold underline):

Risk-adjusted free cash flow (“FCF”) was projected by applying MEI management’s probability assessments on a product-by-product basis as follows:  Voruciclib—100% for 2023-2025, 28% for 2026-2031, and 12.6% for 2032-2039; ME-344—100% for 2023; 28% for 2024-2027, and 12.6% for 2028-2039; and Zandelisib—0%.

Under the heading “THE MERGER—Summary of Certain MEI Unaudited Prospective Financial Information—Summary of the Pro Forma Projections,” the text and table are amended and restated as follows (with new text in bold underline):

Set forth below is a summary of the Pro Forma Projections referenced in the Torreya Opinion. The Pro Forma Projections reflect: (1) MEI and Infinity management’s assessment of the commercial potential and probability of success for MEI’s product candidates and Infinity’s lead product, Eganelisib (including MEI’s Adjusted Infinity Forecast as referenced in the Torreya Opinion); (2) the pro forma estimated cost of goods and operational costs, including research and development, sales and marketing, and general and administrative costs; and (3) estimated royalties and milestone payments for the combined entity.

(in $mm)	2023	E	2024	E	2025	E	2026	E	2027	E	2028	E	2029	E	2030	E	2031	E	2032	E	2033	E	2034	E	2035	E	2036	E	2037	E	2038	E	2039	E
Revenue
Eganelisib	—		—		—		—		—		—		—		$16		$393		$748		$983		$1,088		$1,124		$1,160		$1,198		$1,238		$1,278
Voruciclib	—		—		—		—		—		—		—		—		—		$165		$366		$587		$780		$895		$924		$955		$164
ME-344	—		—		—		—		—		$175		$331		$443		$503		$527		$551		$577		$603		$631		$53		$3		$3
Zandelisib JP Royalty	—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—
Total Net Revenue	—		—		—		—		—		$175		$331		$458		$896		$1,440		$1,900		$2,252		$2,507		$2,687		$2,176		$2,195		$1,446
Gross Profit
Eganelisib	—		—		—		—		—		—		—		$15		$367		$699		$918		$1,016		$1,088		$1,124		$1.161		$1,199		$1,238
Voruciclib	—		—		—		—		—		—		—		—		—		$153		$337		$538		$712		$816		$843		$870		$152
ME-344	—		—		—		—		—		$171		$322		$431		$490		$513		$537		$562		$588		$615		$51		$3		$3
Zandelisib JP Royalty	—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—
Total Gross Profit	—		—		—		—		—		$171		$322		$446		$857		$1,364		$1,791		$2,116		$2,388		$2,555		$2,055		$2,072		$1,393
EBIT	$(71)		$(76)		$(102)		$(141)		$(180)		$(59)		$84		$164		$924		$924		$1,348		$1,668		$1,991		$2,166		$1,742		$1,781		$1,157
FCF	$(71)		$(76)		$(102)		$(141)		$(180)		$(77)		$65		$145		$453		$707		$1,019		$1,283		$1,547		$1,693		$1,428		$1,405		$989
Risk-Adjusted FCF	$(71)		$(55)		$(44)		$(45)		$(56)		$(31)		$(3)		$5		$53		$109		$157		$196		$232		$252		$220		$218		$168

Risk-adjusted free cash flow was derived by applying, on a product-by-product basis, the probability assessments described above in “—Summary of the MEI Projections” and MEI management’s probability assessments with respect to Eganelisib as follows: 100% for 2023-2024, 50% for 2025, 38% for 2026-2028, and 18% for 2029-2039.

Under the heading “THE MERGER—Opinion of Infinity Financial Advisor—Summary of Financial Analysis by Aquilo,” the second sentence of the first paragraph on page 158 is amended and restated as follows (with new text in bold underline):

Aquilo noted the closing price per share of the MEI Common Stock was $0.30 on February 22, 2023, and based on the Exchange Ratio, the resulting value of the shares of MEI Common Stock to be issued to the holders of Infinity Common Stock would be approximately $0.31 per share, or a 44.0% discount to the $0.55 closing price per share of the Infinity Common Stock on February 22, 2023.

Under the heading “THE MERGER—Opinion of Infinity Financial Advisor—Summary of Financial Analysis by Aquilo,” the first sentence of the last paragraph on page 158 is amended and restated as follows (with new text in bold underline):

Aquilo reviewed the enterprise values of the selected companies, which ranged from $(107.6) million to $735.7 million and which had a mean valuation of $72.7 million and a median valuation of $(0.6) million.

Under the heading “THE MERGER—Opinion of Infinity Financial Advisor—Summary of Financial Analysis by Aquilo—Comparable Transaction Analysis,” the table set forth on page 159 is replaced with the following (with new text in bold):
Announcement Date	Closing Date	Acquirer	Target	Total Transaction Value
Nov-22	Jan-23	Merck & Co., Inc.	Imago Biosciences, Inc.	$1,166.7
Jun-22	Aug-22	Bristol-Myers Squibb Company	Turning Point Therapeutics, Inc.	$3,174.1
Apr-22	May-22	Regeneron Pharmaceuticals, Inc.	Checkmate Pharmaceuticals, Inc.	$174.4
Nov-20	Apr-21	Sanofi	Kiadis Pharma N.V.	$305.4
Dec-19	Jan-20	Merck & Co., Inc.	ArQule, Inc.	$2,609.7
Feb-19	Apr-19	Merck & Co., Inc.	Immune Design Corp.	$188.7
Feb-18	Jun-18	Merck & Co., Inc.	Viralytics Limited	$367.9
Jan-18	Mar-18	Seattle Genetics, Inc.	Cascadian Therapeutics, Inc.	$480.6

Under the heading “THE MERGER—Opinion of Infinity Financial Advisor—Summary of Financial Analysis by Aquilo—Comparable Transaction Analysis,” the third full paragraph on page 159 is amended and restated as follows (with new text in bold underline):

Aquilo reviewed the transaction values of the selected companies, which ranged from $174.4 million to $3.2 billion and which had a mean valuation of $1.1 billion and a median valuation of $424.3 million. The result of the analysis implied a 1st quartile to 3rd quartile range of the transaction values for these comparable companies of $276.2 million and $1.5 billion, respectively. Although the transactions were used for comparison purposes, none of these transactions is directly comparable to the Merger, none of the acquirers were directly comparable to MEI, none of the acquisition targets were directly comparable to Infinity, and none had a lead product candidate directly comparable to eganelisib. Since the Merger is a merger of similarly sized companies with similar equity values, Aquilo ultimately determined that these transactions were not relevant to its analysis given the size and equity value of the acquirers relative to the acquisition targets.

Under the heading “THE MERGER—Opinion of Infinity Financial Advisor—Summary of Financial Analysis by Aquilo—Infinity Discounted Cash Flow (DCF) Analysis,” each of the second, third and last paragraph of this section on pages 159 and 160 are amended and restated as follows (with new text in bold underline, and deleted text shown with a line through it):

Aquilo analyzed the discounted cash flows on an adjusted for probability of success and an unadjusted for probability of success basis. To determine the adjustment for the probability of success, Aquilo relied on assumptions provided by Infinity management. The Infinity probability-adjusted free cash flows implied a 14% chance of success.  Based on these assumptions, Aquilo calculated the present value of the unlevered free cash flows for the relevant projection period.

Aquilo discounted the probability-adjusted free cash flows by a discount rate range of 10% to 14% based on its evaluation of the risk and time value associated with the probability-adjusted projections. Aquilo decided to use this discount rate range based on its professional judgment and knowledge and expertise in the biotechnology sector. The discount rate used for the probability-adjusted free cash flows was lower than a discount rate would be for projections that were not probability-adjusted. This implied a net present enterprise value range for Infinity of $69.9 million to $153.4 million. Based on this analysis and after adjusting for Infinity’s estimated net cash of $38.3 million as of December 31, 2022, Aquilo determined the range of implied equity values for Infinity on a probability-adjusted basis to be $108.2 million to $191.7 million.

On a non-probability adjusted basis, the discounted cash flows assume Infinity achieves 100% of the financial projections and estimates as provided to Aquilo. These financial projections and estimates bear inherently more risk than projections adjusted by a probability factor, and therefore Aquilo discounted the non-probability adjusted free cash flows by a ~~higher~~ discount rate range of 30% to 35% based on its evaluation of the risk and time value associated with the non-probability adjusted projections. Aquilo decided to use this discount rate range based on its professional judgment and knowledge and expertise in the biotechnology sector. The discount rate used for the projections that were not probability-adjusted was higher than a discount rate would be for the probability-adjusted projections. This implied a net present enterprise value range for Infinity of $19.8 million to $85.1 million. Based on this analysis and after adjusting for Infinity’s estimated net cash of $38.3 million as of December 31, 2022, Aquilo determined the range of implied equity values for Infinity on a non-probability adjusted basis to be $58.1 million to $123.4 million.

Under the heading “THE MERGER—Opinion of Infinity Financial Advisor—Summary of Financial Analysis by Aquilo—MEI Discounted Cash Flow (DCF) Analysis,” each of the second, third and fourth paragraph of this section on page 160 are amended and restated as follows (with new text in bold underline, and deleted text shown with a line through it):

Aquilo analyzed the discounted cash flows on an adjusted for probability of success and an unadjusted for probability of success basis. To determine the adjustment for the probability of success, Aquilo relied on assumptions provided by MEI management. The MEI probability-adjusted free cash flows implied a 13% chance of success.  Based on these assumptions, Aquilo calculated the present value of the unlevered free cash flows for the relevant projection period.

Aquilo discounted the probability-adjusted free cash flows by a discount rate range of 10% to 14% based on its evaluation of the risk and time value associated with the probability-adjusted projections. Aquilo decided to use this discount rate range based on its professional judgment and knowledge and expertise in the biotechnology sector. The discount rate used for the probability-adjusted free cash flows was lower than a discount rate would be for projections that were not probability-adjusted. Aquilo determined this implied a net present enterprise value range for MEI on a probability-adjusted basis of $(21.9) million to $33.9 million.

On a non-probability adjusted basis, the discounted cash flows assume MEI achieves 100% of the financial projections and estimates as provided to Aquilo. These financial projections and estimates bear inherently more risk than projections adjusted by a probability factor, and therefore Aquilo then discounted the non-probability adjusted free cash flows by a ~~higher~~ discount rate range of 30% to 35% based on its evaluation of the risk and time value associated with the non-probability adjusted projections. Aquilo decided to use this discount rate range based on its professional judgment and knowledge and expertise in the biotechnology sector. The discount rate used for the projections that were not probability-adjusted was higher than a discount rate would be for the probability-adjusted projections. Aquilo determined this implied a net present enterprise value range for MEI on a non-probability adjusted basis of $(25.7) million to $40.4 million.

Under the heading “THE MERGER—Opinion of Infinity Financial Advisor—Summary of Financial Analysis by Aquilo—Equity Financing Analysis,” the first paragraph of this section on pages 160 and 161 is amended and restated as follows (with new text in bold underline):

Aquilo considered the potential dilution to the holders of Infinity Common Stock if Infinity issued shares in an equity financing. Aquilo reviewed and analyzed 21 U.S. publicly-traded biotechnology companies with an equity market capitalization of $100 million or less that raised at least $50 million in one or more equity financings since January 2020. Aquilo reviewed the per share issue price of the equity issued in these transactions and determined the premium (discount) relative to the issuer’s closing stock price 1-day, 5-days and 15-days prior to the offering. The 1st quartile to 3rd quartile range of the premium (discount) ranged from (16.8)% to 0.0% relative to 1-day prior; (21.9)% to 8.7% relative to 5-days prior; and (31.9)% to (0.1)% relative to 15-days prior.  In addition, Aquilo noted that relative to the issuer’s closing stock price 1-day, 5-days and 15-days prior to the offering, the premium (discount) mean was (9.4)%, (9.2)% and (14.2)% and the median was (6.9)%, (14.2)% and (10.1)%, respectively.

Under the heading “THE MERGER—Opinion of Infinity Financial Advisor—Summary of Financial Analysis by Aquilo—Equity Financing Analysis,” the first full paragraph on page 161 is amended and restated as follows (with new text in bold underline):

Aquilo evaluated the expected ownership of existing holders of Infinity Common Stock if Infinity raised $80.0 million (the Minimum Net Cash Amount) or $92.8 million (the projected MEI net cash level at June 30, 2023 as provided by MEI management, the “Projected Net Cash Amount”) in an equity financing based on the 1st quartile to 3rd quartile range of discounts/premiums in the analysis described above. Assuming an $80.0 million equity financing and based on a range of Infinity’s closing stock prices prior to the execution of the Merger Agreement, the result of Aquilo’s analysis implied that existing holders of Infinity Common Stock would own, as of immediately following the closing of the assumed equity financing, ~~35%~~ 34.6% to ~~39%~~ 38.8% of Infinity based on Infinity’s closing stock price one day prior to the execution; 33.1% to 40.8% of Infinity based on Infinity’s closing stock price five days prior to the execution; 30.2% to ~~39%~~ 38.8% of Infinity based on Infinity’s closing stock price 15-days prior to the execution; and an overall range of ~~33%~~ 32.6% to 39.5% of Infinity based on the averages of the above-listed ranges. Aquilo compared these ownership ranges to the approximately 42% of the combined company that the existing holders of Infinity Common Stock will own as of immediately following the closing of the Merger based on the Exchange Ratio.

Under the heading “THE MERGER—Summary of Certain Infinity Unaudited Prospective Financial Information—Certain Projections of Infinity,” the table and related footnotes set forth on page 165 are replaced with the following (with new text in bold underline):

	2023	E	2024	E	2025	E	2026	E	2027	E	2028	E	2029	E	2030	E	2031	E	2032	E	2033	E	2034	E	2035	E	2036	E	2037	E	2038	E	2039	E	2040	E	2041	E	2042	E	2043	E	2044	E
Revenue(1)	$-		$-		$-		$-		$-		$-		$-		$123		$342		$669		$841		$994		$1,146		$1,207		$1,247		$1,247		$1,247		$623		$312		$156		$78		$39
COGS	$-		$-		$-		$-		$-		$-		$-		$(1)		$(3)		$(7)		$(8)		$(10)		$(11)		$(12)		$(12)		$(12)		$(12)		$(6)		$(3)		$(2)		$(1)		$(0)
SG&A	$(2)		$(2)		$(2)		$(2)		$(2)		$(7)		$(12)		$(27)		$(70)		$(136)		$(170)		$(201)		$(231)		$(243)		$(251)		$(251)		$(251)		$-		$-		$-		$-		$-
R&D and Other Expenses	$(31)		$(34)		$(27)		$(44)		$(53)		$(59)		$(42)		$(47)		$(38)		$(48)		$(34)		$(52)		$(8)		$(23)		$(9)		$(9)		$(9)		$(25)		$(23)		$(6)		$(3)		$(2)
EBIT(2)	$(33)		$(36)		$(29)		$(46)		$(55)		$(66)		$(54)		$48		$230		$479		$629		$731		$895		$928		$974		$974		$974		$592		$296		$148		$74		$37
Provision for Taxes	$-		$-		$-		$-		$-		$-		$-		$-		$-		$(92)		$(132)		$(154)		$(188)		$(195)		$(205)		$(205)		$(205)		$(124)		$(62)		$(31)		$(16)		$(8)
D&A	$-		$-		$0		$0		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1		$1
CapEx	$-		$-		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)		$(1)
Increase in Working Capital	$-		$-		$-		$-		$-		$-		$-		$(12)		$(22)		$(33)		$(17)		$(15)		$(15)		$(6)		$(4)		$-		$-		$62		$31		$16		$8		$4
Unlevered FCF(3,4)	$(33)		$(36)		$(30)		$(47)		$(55)		$(67)		$(54)		$36		$208		$354		$480		$562		$692		$727		$766		$770		$770		$530		$265		$133		$66		$33

(1)	Reflects worldwide revenue for eganelisib in HNSCC.
(2)	Earnings before interest and taxes.
(3)	Unlevered Free Cash Flow is defined as EBIT less income tax expenses, plus depreciation and amortization, less changes in net working capital, less capital expenditures.
(4)
EBIT and Unlevered Free Cash Flow are non-GAAP measures and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Under the heading “THE MERGER—Summary of Certain Infinity Unaudited Prospective Financial Information—Certain Projections of Infinity,” the table and related footnotes set forth on page 166 are replaced with the following (with new text in bold underline):

	2023	E	2024	E	2025	E	2026	E	2027	E	2028	E	2029	E	2030	E	2031	E	2032	E	2033	E	2034	E	2035	E	2036	E	2037	E	2038	E	2039	E	2040	E	2041	E	2042	E	2043	E	2044	E
Revenue(1)	$-		$-		$-		$-		$-		$-		$-		$18		$49		$96		$120		$142		$164		$173		$178		$178		$178		$89		$45		$22		$11		$6
COGS	$-		$-		$-		$-		$-		$-		$-		$(0)		$(0)		$(1)		$(1)		$(1)		$(2)		$(2)		$(2)		$(2)		$(2)		$(1)		$(0)		$(0)		$(0)		$(0)
SG&A	$(1)		$(1)		$(1)		$(1)		$(1)		$(3)		$(8)		$(4)		$(10)		$(19)		$(24)		$(29)		$(33)		$(35)		$(36)		$(36)		$(36)		$-		$-		$-		$-		$-
R&D and Other Expenses	$(13)		$(17)		$(13)		$(19)		$(23)		$(25)		$(28)		$(7)		$(5)		$(7)		$(5)		$(7)		$(1)		$(3)		$(1)		$(1)		$(1)		$(4)		$(2)		$(1)		$(0)		$(0)
EBIT(2)	$(14)		$(18)		$(14)		$(20)		$(23)		$(28)		$(36)		$7		$33		$69		$90		$105		$128		$133		$139		$139		$139		$85		$42		$21		$11		$5
Provision for Taxes	$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$(9)		$(22)		$(27)		$(28)		$(29)		$(29)		$(29)		$(18)		$(9)		$(4)		$(2)		$(1)
D&A	$-		$-		$0		$0		$0		$0		$1		$0		$0		$0		$0		$0		$0		$0		$0		$0		$0		$0		$0		$0		$0		$0
CapEx	$-		$-		$(1)		$(0)		$(0)		$(0)		$(1)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)		$(0)
Increase in Working Capital	$-		$-		$-		$-		$-		$-		$-		$(2)		$(3)		$(5)		$(2)		$(2)		$(2)		$(1)		$(1)		$-		$-		$9		$4		$2		$1		$1
Unlevered FCF(3,4)	$(14)		$(18)		$(15)		$(20)		$(24)		$(29)		$(36)		$5		$30		$64		$79		$80		$99		$104		$110		$110		$110		$76		$38		$19		$9		$5

(1)	Reflects worldwide revenue for eganelisib in HNSCC.
(2)	Earnings before interest and taxes.
(3)	Unlevered Free Cash Flow is defined as EBIT less income tax expenses, plus depreciation and amortization, less changes in net working capital, less capital expenditures.
(4)
EBIT and Unlevered Free Cash Flow are non-GAAP measures and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Under the heading “THE MERGER—Interests of Infinity Directors and Executive Officers in the Merger—Treatment of Shares of Infinity Common Stock in the Merger; Ownership Interests,” the only paragraph in this section on page 168 is amended and restated as follows (with new text in bold underline):

At the Effective Time, each share of Infinity Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Infinity common stock owned by Infinity or MEI), including each issued and outstanding share of Infinity Common Stock held by Infinity’s directors and officers, will be automatically converted into and become exchangeable for 0.052245 shares of MEI common stock, and cash in lieu of any fractional shares of MEI common stock any former holder of Infinity common stock would otherwise be entitled to receive.  The treatment of Infinity Common Stock in the Merger, including the shares of Infinity Common Stock held by Infinity’s directors and executive officers, is further described under the section entitled “The Merger —Consideration to be Received by the Infinity Stockholders” beginning on page 122 of this joint proxy statement/prospectus. As of March 31, 2023, Infinity’s directors and executive officers beneficially owned, in the aggregate, approximately 11% of the outstanding shares of Infinity Common Stock.

Under the heading “THE MERGER—Interests of Infinity Directors and Executive Officers in the Merger—Treatment of Infinity Stock Options and Restricted Stock Units in the Merger,” the first paragraph in this section on page 168 is amended and restated as follows (with new text in bold underline):

In connection with the Merger, each Infinity Stock Option, including each Infinity Stock Option held by Infinity’s directors and officers, will become fully vested in accordance with the terms of the underlying stock option agreement. Each Infinity Stock Option will be assumed by MEI at the Effective Time and converted into a stock option to purchase shares of MEI Common Stock. The number of shares of MEI Common Stock underlying each such assumed Infinity Stock Option will be equal to the product of (i) the number of shares of Infinity Common Stock underlying the applicable Infinity Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with the resulting number of shares of MEI Common Stock rounded down to the nearest whole share, and the exercise price per share of each such assumed Infinity Stock Option will be equal to (a) the per share exercise price applicable to such Infinity Stock Option immediately prior to the Effective Time divided by (b) the Exchange Ratio, with the resulting exercise price per share rounded up to the nearest whole cent. Except as noted above, each assumed and converted Infinity Stock Option will continue to be governed by substantially the same terms and conditions (after giving effect to the full acceleration of vesting of such Infinity Stock Option in connection with the Merger) as were applicable to such Infinity Stock Option immediately prior to the Effective Time.

Before the Effective Time, each outstanding Infinity RSU, including each outstanding Infinity RSU held by Infinity’s directors and executive officers, will become fully vested and the shares of Infinity Common Stock subject to such Infinity RSU will be distributed in accordance with the terms of the applicable restricted stock unit agreement. The shares of Infinity Common Stock issued upon the vesting of Infinity RSUs will be treated as shares of Infinity Common Stock issued and outstanding immediately prior to the Effective Time in accordance with the terms and conditions of the Merger Agreement. No Infinity RSUs will be outstanding from and after the Effective Time.

The treatment of Infinity Stock Options and Infinity RSUs in the Merger, including such awards held by Infinity’s directors and executive officers, is further described under the sections titled “The Merger Agreement—Treatment of Infinity Stock Options” and “The Merger Agreement—Treatment of Infinity RSUs,” respectively, beginning on page 182 of this joint proxy statement/prospectus. Infinity’s executive officers have executed durable automatic sale instructions with respect to their Infinity RSUs, pursuant to which, upon the vesting of the Infinity RSUs, Infinity will arrange for the sale of such number of shares of Infinity Common Stock issuable with respect to the vested Infinity RSUs as is sufficient to generate net proceeds sufficient to satisfy the minimum statutory withholding obligations with respect to the income recognized by the executive officer upon the vesting of the Infinity RSUs.

--END OF SUPPLEMENT TO PROSPECTUS--

Forward Looking Statements

This supplement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of the management of MEI and Infinity that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements, many of which are beyond the control of MEI and Infinity. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the potential, safety, efficacy, and regulatory and clinical progress of the combined company’s product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from MEI’s and Infinity’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect MEI’s and Infinity’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the Merger and the potential failure to satisfy the conditions to the consummation of the Merger, including obtaining stockholder and regulatory approvals; (iii) the Merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the Merger on the ability of MEI or Infinity to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom MEI or Infinity does business, or on MEI’s or Infinity’s operating results and business generally; (v) MEI’s or Infinity’s respective businesses may suffer as a result of uncertainty surrounding the Merger and disruption of management’s attention due to the Merger; (vi) the outcome of any legal proceedings related to the Merger or otherwise, or the impact of the Merger thereupon; (vii) MEI or Infinity may be adversely affected by other economic, business and/or competitive factors, (viii)  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the Merger; (ix) restrictions during the pendency of the Merger that may impact MEI’s or Infinity’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that MEI or Infinity may be unable to obtain governmental and regulatory approvals required for the Merger, or that required governmental and regulatory approvals may delay the consummation of the Merger or result in the imposition of conditions that could reduce the anticipated benefits from the Merger or cause the parties to abandon the Merger; (xi) risks that the anticipated benefits of the Merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the MEI shares to be issued in the Merger; (xiv) the risk that integration of the Merger post-closing may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the Merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of MEI’s and Infinity’s traded securities; (xvi) the impact of the COVID-19 pandemic on MEI’s and Infinity’s industry and individual companies, including on counterparties, the supply chain, the execution of clinical development programs, access to financing and the allocation of government resources; (xvii) final data from pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials; (xviii) costs and delays in the development and/or U.S. Food and Drug Administration (“FDA”) approval, or the failure to obtain such approval, of the combined company’s product candidates; (xix) uncertainties or differences in interpretation in clinical trial results; (xx) the combined company’s inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any product candidates; (xxi) the ability of MEI or Infinity to protect and enforce intellectual property rights; and (xxii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as MEI’s and Infinity’s response to any of the aforementioned factors. Additional factors that may affect the future results of MEI and Infinity are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including the section entitled “Risk Factors” in the Registration Statement on Form S-4 that was declared effective by the SEC on June 6, 2023 and each of MEI’s and Infinity’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular MEI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 in Part I, Item 1A, “Risk Factors,” and Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning MEI and Infinity and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this filing. While MEI and Infinity may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information about the Merger and Where to Find It

This supplement relates to a proposed transaction between Infinity and MEI. In connection with the proposed merger, MEI filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of MEI and Infinity (the “Joint Proxy Statement/Prospectus) that also constitutes a prospectus of MEI. The registration statement on Form S-4 was declared effective by the SEC on June 6, 2023. MEI and Infinity have each filed and mailed the Joint Proxy Statement/Prospectus to their respective stockholders. INVESTORS AND MEI’S AND INFINITY’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MEI AND INFINITY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about MEI and Infinity from the SEC’s website at www.sec.gov. MEI and Infinity make available free of charge at www.meipharma.com and www.infi.com, respectively (in the “Investors” and “Investors/Media” sections, respectively), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

Infinity, MEI and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Infinity and MEI in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of Infinity’s and MEI’s directors and executive officers in the Joint Proxy Statement/Prospectus which may be obtained free of charge from the SEC’s website at www.sec.gov, Infinity’s investor website at https://investors.infi.com/ and MEI’s investor website at https://www.meipharma.com/investors/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INFINITY PHARMACEUTICALS, INC.

Date: July 3, 2023	By:	/s/Adelene Q. Perkins
Adelene Q. Perkins
Chief Executive Officer